

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

June 1, 2018

Bradley J. Holly
Chairman, President and Chief Executive Officer
Whiting Petroleum Corporation
1700 Broadway, Suite 2300
Denver, CO 80290

> **Re: Whiting Petroleum Corporation**
> **Registration Statement on Form S-4**
> **Filed May 25, 2018**
> **File No. 333-225232**

Dear Mr. Holly:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

Sincerely,

/s/ Timothy S. Levenberg

for John Reynolds
Assistant Director
Office of Natural Resources

cc: John K. Wilson
        Foley & Lardner LLP